UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Reliance Steel & Aluminum Co. Master 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

* All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Reliance Steel & Aluminum Co. Master 401(k) Plan

Los Angeles, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018 and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of delinquent participant contributions for the year ended December 31, 2018 and assets (held at end of year) as of December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2007.

Los Angeles, California

June 14, 2019

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2018	2017
Assets
Investment:
Plan interest in Master Trust	$1,029,504,899	$1,095,268,067

Receivables:
Notes receivable from participants	27,995,731	27,038,584
Employer contributions	8,831,501	5,245,674
Due from trustee	336,414	646,229
Total receivables	37,163,646	32,930,487

Total assets	1,066,668,545	1,128,198,554

Liabilities
Excess contributions payable	165,796	333,959
Total liabilities	165,796	333,959

Net assets available for benefits	$1,066,502,749	$1,127,864,595

See accompanying notes to financial statements.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2018
Additions
Income:
Interest on notes receivable from participants	$1,347,869
Total income	1,347,869

Contributions:
Participants	47,205,104
Employer, net of forfeitures	28,015,980
Rollover	4,173,925
Total contributions, net	79,395,009

Transfer from other plan	19,994,145
Revenue sharing program credits	1,398,563

Total additions	102,135,586

Deductions
Plan interest in Master Trust investment loss, net	69,623,004
Benefits paid to participants and beneficiaries	93,741,671
Administrative expenses	132,757
Total deductions	163,497,432

Net decrease	(61,361,846)

Net assets available for benefits, beginning of year	1,127,864,595

Net assets available for benefits, end of year	$1,066,502,749

See accompanying notes to financial statements.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

Notes to Financial Statements

1.	Description of the Plan

The following description of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that provides certain benefits to the eligible employees of Reliance Steel & Aluminum Co. and certain subsidiaries (collectively the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

The Plan is sponsored by Reliance Steel & Aluminum Co. (“Sponsor”) whose subsidiaries are participating employers (“Participating Employers”) in the Plan. The Plan is administered by the Reliance Steel & Aluminum Co. Benefits Committee (“Plan Administrator”). The trustee of the Plan is Fidelity Management Trust Company (the “Trustee”) and the recordkeeper is Fidelity Investments Institutional Operations Company, Inc. The Plan is a 401(k) plan established for all employees of the Participating Employers of the Company who are not members of a collective bargaining unit for which the Company is required to make contributions to another 401(k) plan. Employees of subsidiaries of Reliance Steel & Aluminum Co., other than those listed below, are not covered under this Plan as of December 31, 2018.

Alaska Steel Company	GH Metal Solutions, Inc.
Allegheny Steel Distributors, Inc.	Infra–Metals Co.
American Metals Corporation	Liebovich Bros., Inc.
AMI Metals, Inc.	Metals USA, Inc.
Best Manufacturing, Inc.	Northern Illinois Steel Supply Co.
CCC Steel, Inc.	National Specialty Alloys, Inc.
Chapel Steel Corp.	Pacific Metal Company
Chatham Steel Corporation	PDM Steel Service Centers, Inc.
Clayton Metals, Inc.	Phoenix Corporation
Continental Alloys and Services, Inc.	Precision Flamecutting and Steel, Inc.
Crest Steel Corporation	Service Steel Aerospace Corp.
Delta Steel, Inc.	Siskin Steel & Supply Company, Inc.
Diamond Manufacturing Company	Sugar Steel Corporation
Durrett Sheppard Steel Co., Inc.	Sunbelt Steel Texas, Inc.
Earle M. Jorgensen Company	Tubular Steel, Inc.
Ferguson Perforating Company	Valex Corp.
Feralloy Corporation	Viking Materials, Inc.
Fox Metals and Alloys, Inc.	Yarde Metals, Inc.

Effective January 1, 2018, Metalcraft Enterprises, Inc. merged into Tubular Steel, Inc.Effective July 1, 2018, Smith Pipe & Steel Company merged into Reliance Steel & Aluminum Co.

Transfers from Other Plans

The value of the participant account balances, including notes receivable from participants, totaling $19,994,145 of the Ferguson Perforating Company Profit Sharing Plan was transferred into the Plan in 2018. All employees of Ferguson Perforating Company became eligible to participate in the Plan as of January 1, 2018 and received past service credit for purposes of vesting under the provisions of the Plan.

The value of the participant account balances, including notes receivable from participants, totaling $5,590,562 of the DuBose National Energy Services, Inc. 401(k) Plan, the DuBose National Energy Services, Inc. 401(k) Plan 002, the KMS Fab, LLC 401(k) Plan and the KMS South, Inc. 401(k) Plan was transferred into the Plan in 2019. All employees of DuBose National Energy Services, Inc. and its affiliate, DuBose National Energy Fasteners & Machined Parts, Inc., KMS

FAB, LLC and KMS South, Inc. became eligible to participate in the Plan as of January 1, 2019 and received past service credit for purposes of vesting under the provisions of the Plan.

Participation

During the 2018 Plan year, eligible employees could enroll into the Plan on the first day of the calendar quarter following three months of employment.  The Plan’s recordkeeper automatically enrolls eligible employees into the Plan following 90 days of employment with an initial deferral contribution of 3% of eligible compensation, unless the employee elects a different deferral contribution percentage or declines to participate.

Effective April 1, 2019, eligible employees may enroll into the Plan following 30 days of employment. Additionally, the initial deferral contribution percentage for those participants automatically enrolled into the Plan automatically increases annually by 1% (up to a maximum of 10%), unless elected otherwise by the participant.

Contributions

Participants may defer up to 50% of eligible compensation into the Plan on a pre-tax basis, subject to federal limits. In addition, participating employers make matching contributions per payroll cycle and some participating employers may make additional annual profit sharing contributions to the Plan. Eligible participants must be employed on the last day of the Plan year to receive the profit sharing contribution. All employer contributions are discretionary, as determined by the Company.

Effective April 1, 2019, participants can make Roth 401(k) contributions on an after-tax basis, subject to federal limits.

Participants may contribute eligible rollovers from other qualified defined benefit plans, defined contribution plans and individual retirement accounts.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions and allocation of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Installment payment options are also available. Other withdrawals from participants' account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. For the year ended December 31, 2018, forfeitures of $811,218 were used to reduce the Company’s contributions. As of December 31, 2018 and 2017, all forfeited nonvested account balances had been used to reduce Company contributions.

Notes Receivable from Participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the respective participant's vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years for general purpose loans and up to ten years for the purchase of a primary residence. The Plan holds notes from transferred plans whose maturities may exceed ten years. Interest rates on notes receivable from participants as of December 31, 2018 ranged from 3.25% to 10.50% and mature through August 2040. Interest earned is recorded on an accrual basis as interest on notes receivable from participants in the Statement of Changes in Net Assets Available for Benefits. Unpaid loans determined to be in default under the terms of the notes are deemed to be distributed in accordance with the provisions of the Plan Document.

Administrative Expenses

Loan administration, overnight postage and short-term trading fees are charged by the Trustee directly to the account balance of the applicable participants. These expenses totaled $132,757 for the year ended December 31, 2018.

Participant maintenance-related expenses, non-investment costs and administrative expenses of the Plan are not reflected in the accompanying financial statements as they are paid by the Company and constitute exempt party-in-interest transactions under ERISA.

Revenue Sharing Program

The Plan receives investment funds administrative revenue credits through its participation in Fidelity’s revenue sharing program. The revenue sharing credits are invested in the money market fund until allocated to Plan participants. Revenue sharing credits, if any, are allocated on a quarterly basis equally to participant accounts with a balance as of the end of each quarter. The revenue sharing program credits for the year ended December 31, 2018 were $1,398,563, of which $1,062,149 was received by the Plan in 2018, and the balance, $336,414, recorded as Due from trustee, was received by the Plan in 2019.  The revenue sharing program credits for the year ended December 31, 2017 were  $1,269,936, of which $623,707 was received by the Plan in 2017, and the balance, $646,229, recorded as Due from trustee, was received by the Plan in 2018.

2.Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As described in the Plan Accounting—Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”), contract value is the relevant measure for investment contracts held by a defined-contribution plan that meet the fully benefit-responsive investment contract criteria. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan has a 100% interest in the net assets of the Reliance Steel & Aluminum Co. Master 401(k) Plan Master Trust (the “Master Trust”). See Note 3, Information Concerning the Master Trust.

The Plan, through the Master Trust, invests in the Fidelity Managed Income Portfolio Class 2 which is a common collective trust. The common collective trust invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition).

Investment Valuation and Income Recognition

The Master Trust has investments in registered investment companies (mutual funds), a common collective trust and a unitized employer common stock fund. Registered investment companies (mutual funds) and common stock are stated at fair value based on the quoted market price of the funds or common stock. The investments in the registered investment companies represent the net asset value (“NAV”) of the shares held by the Master Trust. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in the Fidelity Managed Income Portfolio Class 2, a stable value fund held within a common collective trust, which has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate and provide liquidity at contract value for participant withdrawals and transfers. The stable value fund has an investment objective to maintain a constant NAV while generating a slightly higher yield than the money market fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s NAV. However, withdrawals prompted by certain events (e.g., termination of the Fidelity Managed Income Portfolio Class 2, changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is presented in the accompanying Statement of Changes in Net Assets Available for Benefits as Plan interest in Master Trust investment loss, net, which is detailed in Note 3, Information Concerning the Master Trust.

Risks and Uncertainties

The Plan has an interest in the Master Trust which invests in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Payment of Benefits

Benefits paid to participants are recorded when paid.

Recently Issued Accounting Pronouncements

In January 2016, the FASB issued accounting guidance that changes the recognition, measurement, presentation and disclosure of certain financial assets and liabilities. The new accounting guidance is effective for the 2019 Plan year. The adoption of these accounting changes is not expected to have a material impact on the Plan’s financial statements.

3.Information Concerning the Master Trust

The Plan has a 100% interest in the net assets of the Master Trust. The following table summarizes the net assets of the Master Trust:

	Year Ended December 31,
	2018	2017
Assets
Investments at fair value:
Interest-bearing cash	$2,881,956	$3,403,796
Money market fund	51,897,126	44,700,538
Mutual funds	871,626,323	935,703,712
Reliance Steel & Aluminum Co. common stock	68,403,551	80,853,472
Common collective trust	34,412,161	30,642,380
Total investments at fair value	1,029,221,117	1,095,303,898

Other receivables	289,645	20,315

Total assets	1,029,510,762	1,095,324,213

Liabilities
Other payables	5,863	56,146
Total liabilities	5,863	56,146

Net assets in Master Trust	$1,029,504,899	$1,095,268,067

The following table summarizes the changes in net assets of the Master Trust:

Year Ended
December 31, 2018
Investment income
Net depreciation in fair value of investments	$(141,316,428)
Interest and dividend income	71,693,424
Investment loss, net	(69,623,004)

Net transfers	3,859,836

Net decrease	(65,763,168)

Net assets in Master Trust, beginning of year	1,095,268,067

Net assets in Master Trust, end of year	$1,029,504,899

Participants may invest in certain investments offered by the Trustee, including a unitized employer common stock fund that consists principally of Reliance Steel & Aluminum Co. common stock and interest-bearing cash that provides liquidity for trading. As of December 31, 2018 and 2017, the Plan, through the Master Trust, held 1,321,012 and 1,300,201 units of the Reliance Steel Stock Fund,  with fair values of $71,569,289 and $84,221,437,  respectively. As of December 31, 2018, the Reliance Steel Stock Fund consisted of 961,129 shares of Reliance Steel & Aluminum Co. common stock with a fair value of $68,403,551, interest-bearing cash of $2,881,956, other receivables of $289,645 and other payables of $5,863. As of December 31, 2017, the Reliance Steel Stock Fund consisted of 942,458 shares of Reliance Steel &

Aluminum Co. common stock with a fair value of $80,853,472, interest-bearing cash of $3,403,796, other receivables of $20,315 and other payables of $56,146.

For risks and uncertainties regarding investment in Reliance Steel & Aluminum Co. common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2018 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.

4.Fair Value Measurements

Fair value is the price that would be received to sell the investment in an orderly transaction between market participants (an exit price). The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in markets that are active; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2018 and 2017:

December 31, 2018	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$2,881,956	$—	$—	$2,881,956
Money market fund	51,897,126	—	—	51,897,126
Mutual funds	871,626,323	—	—	871,626,323
Reliance Steel & Aluminum Co. common stock	68,403,551	—	—	68,403,551

Total assets in the fair value hierarchy	994,808,956	—	—	994,808,956

Common collective trust measured at NAV				34,412,161

Total investments at fair value	$994,808,956	$—	$—	$1,029,221,117

December 31, 2017	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$3,403,796	$—	$—	$3,403,796
Money market fund	44,700,538	—	—	44,700,538
Mutual funds	935,703,712	—	—	935,703,712
Reliance Steel & Aluminum Co. common stock	80,853,472	—	—	80,853,472

Total assets in the fair value hierarchy	1,064,661,518	—	—	1,064,661,518

Common collective trust measured at NAV				30,642,380

Total investments at fair value	$1,064,661,518	$—	$—	$1,095,303,898

The Master Trust’s investments that are measured at fair value on a recurring basis, including the money market fund, mutual funds and common stock are classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The Master Trust’s investment in the common collective trust is measured at fair value using the NAV practical expedient. The fair value of the common collective trust is excluded from the fair value hierarchy and is presented in the tables above to permit reconciliation of the investments classified within the fair value hierarchy to the Master Trust’s total investments at fair value.

5.Party-in-Interest Transactions

Certain Master Trust investments include shares in mutual and money market funds, and an interest in a common collective trust that are managed by the Trustee. The Master Trust also invests in shares of Reliance Steel & Aluminum Co. common stock through the unitized employer common stock fund. These transactions qualify as exempt party-in-interest transactions. Additionally, loans to Plan participants and the Company’s compensation of the employees who perform certain administrative functions of the Plan also qualify as exempt party-in-interest transactions.

6.Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated May 20, 2014, confirming compliance with the Pension Protection Act of 2006 (“PPA”) and in consideration of the 2010 Cumulative List of Changes in the Plan Qualification Requirements. Although the Plan has been restated and amended since the date of this letter, the Plan Administrator believes the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code and therefore is tax qualified.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018 and 2017, there were no uncertain positions taken or expected to be taken that would require provision for income taxes in the accompanying financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress. The Plan is no longer subject to U.S. federal tax examinations for years before 2015.

7.Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.Excess Contributions Payable

Excess contributions payable represents amounts owed to participants who made excess contributions based on the compliance testing performed by the Plan’s recordkeeper. The excess contributions payable balances were returned by the Plan to the participants prior to IRS deadlines.

9.Nonexempt Transactions

As reported on the Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions and loan repayments were not remitted to the Plan within the timeframe specified by the Department of Labor’s Regulation 29 CFR §2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during the 2018 Plan year. Late remittances amounted to $27,856 for the 2018 Plan year and the Company has remitted lost earnings to the Plan.

10.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

	Year Ended December 31,
	2018	2017
Net assets available for
benefits as reported on the Form 5500	$1,066,137,458	$1,127,777,311
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts
held by a common collective trust	365,291	87,284
Net assets available for benefits as reported
on the accompanying financial statements	$1,066,502,749	$1,127,864,595

The following is a reconciliation of the changes in net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

Year Ended
December 31, 2018
Net decrease in net assets available for benefits as
reported on the Form 5500*	$(61,639,853)
Investments:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust:
Beginning of year	(87,284)
End of year	365,291
Net decrease in net assets available for benefits as
reported on the accompanying financial statements	$(61,361,846)

* The net decrease in net assets available for benefits as reported on Form 5500 includes asset transfers made during the year.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2018

Employer Identification Number: 95-1142616

Plan Number: 003

Total that Constitute Nonexempt Prohibited Transactions
Total Fully
Participant Contributions Transferred			Contributions	Corrected
Late to the Plan	Contributions	Contributions	Pending	Under
Check Here if Late Participant Loan	Not	Corrected	Correction in	VFCP and PTE
Repayments are Included ☒	Corrected	Outside VFCP *	VFCP	2002-51
$27,856	$7,381	$22,391	—	—

* Includes $1,916 delinquent contributions for the year ended December 31, 2017 presented as Contributions Not Corrected in Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2017.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2018 Employer Identification Number: 95-1142616
Plan Number: 003

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Master trust:
*	Master Trust:	Plan interest in Master Trust investments	a	$1,029,139,608

	Notes receivable from participants:
		Notes receivable from participants with
		interest rates ranging from 3.25% to
		10.50%, collateralized by participants'
		account balance and maturing through
*	Notes receivable from participants	August 2040	—	27,995,731

			Total	$1,057,135,339

* Represents a party-in-interest as defined by ERISA.

a The cost of participant-directed investments is not required to be disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance Steel & Aluminum Co. Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANCE STEEL & ALUMINUM CO.
MASTER 401(k) PLAN

Dated: June 14, 2019	By:	/s/ Karla R. Lewis
Karla R. Lewis
Member of the Reliance Steel & Aluminum Co. Benefits Committee

EXHIBIT

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm—BDO USA, LLP